IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

# IAMGOLD REPORTS FINAL ASSAY RESULTS FROM THE RECENTLY COMPLETED DELINEATION DRILLING PROGRAM ON THE SARAMACCA PROJECT, SURINAME

**Toronto, Ontario, June 16, 2017 – IAMGOLD Corporation** ("IAMGOLD" or the "Company") today provided the remaining assay results from its 2017 infill drilling program at the Saramacca project, located 25 kilometres southwest of its Rosebel Gold Mine ("RGM") in Suriname. Assay results have now been received from the entire 2017 delineation drill program consisting of 113 drill holes totaling 19,689 metres, including 35 drill holes totaling 5,523 metres reported herein. With the receipt of all assays, the geology and deposit models are being updated in support of an initial National Instrument 43-101 resource estimate expected for completion by the third quarter 2017.

The drill hole assay intersections are provided in Table 1 and include the following highlights:
(A drill hole plan map is attached to this news release.)

- SMDD17-154: 6.5 metres grading 10.45 g/t Au
- SMDD17-159: 10.0 metres grading 7.62 g/t Au
- SMDD17-166: 34.5 metres grading 2.23 g/t Au
- SMDD17-168: 41.0 metres grading 5.56 g/t Au

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: "With the receipt of the final assay results from the recently completed infill drilling program, we are now focused on updating the geology and resource models to support an initial resource estimate anticipated for completion in the third quarter. It is important to note that we believe significant exploration upside remains with potential to expand existing and discover additional resources with further exploration. Once again, I congratulate the exploration team for the well-executed and safely-completed drilling program as we advance the project towards the next important milestone."

Added IAMGOLD's President and CEO Steve Letwin, "Our exploration team has done an outstanding job to complete the drilling program as quickly as they have, with a maiden resource estimate only a few months away."

**2017 Exploration Program**

The 2017 50 x 50 metre infill drilling program has confirmed the presence of multiple mineralized structures within an approximately 2-kilometre long and 600-metre wide corridor. Mineralization occurs in the near surface oxidized weathering profile to depths ranging from 50 to 100 metres, as well as deeper in the primary sulphide zones. Mineralization remains open along strike and at depth and will be tested in future drilling programs. In the deposit area, three mineralization styles are recognized from the drilling completed to date: breccia hosted mineralization characterized by jigsaw, crackle and matrix supported breccias; shear hosted mineralization characterized by well-developed pyritic disseminations and stringers; and irregular pyrite-quartz-carbonate veins which locally carry high gold grades.

Preliminary engineering and permitting studies are underway to support and develop future exploitation scenarios.

**About the Saramacca Project**

The Saramacca project is strategically located approximately 25 kilometres southwest of the Rosebel Gold Mine milling facility. Mineralization is hosted in the Paramaka Formation within the lower part of the Marowijne Greenstone Belt, which is dominated by metamorphosed dacite, rhyolite, basalt and andesite lithologies in the project area. These are traversed by the regional, northwest trending Saramacca shear zone, an important deformation zone for the localization of gold mineralization.

The Saramacca property has been explored since the 1990's principally by Golden Star Resources Ltd. ("Golden Star") and later as a joint venture between Golden Star and Newmont Mining Corporation. Much of that work focused on the discovery and delineation of Anomaly M, which was the subject of successive auger and diamond drilling programs with over 50 diamond drill holes and over 200 auger holes completed in the anomaly area. Evaluation of this work suggests an exploration target potential of between 8 and 40 million tonnes grading between 1.0 and 1.8 g/t Au for potentially 0.5 to 1.4 million contained ounces of gold. The potential quantity and grade are conceptual in nature and insufficient exploration work has been completed to date to define a mineral resource. The property will require significant future exploration to advance to a resource stage and there can be no certainty that the exploration target will result in a mineral resource being defined.

On August 30, 2016, the Company signed a letter of intent with the Government of Suriname to acquire rights to the Saramacca property, with the intent of defining a National Instrument 43-101 mineral resource within 24 months. The terms of the letter included an initial payment of $0.2 million, which enabled immediate access to the property for Rosebel's exploration team to conduct due diligence, as well as access to the data from previous exploration activity at the Saramacca property. On September 30, 2016, having been satisfied with the results of the due diligence, the Company ratified the letter of intent to acquire the Saramacca property and subsequently paid $10 million in cash and agreed to issue 3.125 million IAMGOLD common shares to the Government of Suriname in three approximately equal annual instalments on each successive anniversary of the date the right of exploration was transferred to Rosebel (December 14, 2016). In addition, the agreement provides for a potential upward adjustment to the purchase price based on the contained gold ounces identified by Rosebel in National Instrument 43-101 measured and indicated resource categories, within a certain Whittle shell within the first 24 months, to a maximum of $10 million.

The Saramacca project falls within the "UJV" area as defined in an Agreement with the Government of Suriname announced on April 15, 2013. The Agreement establishes a joint venture growth vehicle under which Rosebel would hold a 70% participating interest and the Government will acquire a 30% participating interest on a fully-paid basis.

**Qualified Persons and Technical Information**

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The "Qualified Person" responsible for the supervision of the preparation, verification and review of the technical information in this release is Ian Stockton, MAusIMM, FAIG, RP. Geo., Exploration Manager for IAMGOLD in Suriname. He is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person.

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the Rosebel mine site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Samples are transported in sealed bags to FILAB in Paramaribo, Suriname, a representative lab of ALS. FILAB is an ISO 9001 (2008) and ISO/IEC 170250 accredited laboratory. Samples are weighed and coarse crushed to <2.5 mm, and 350-450 grams is pulverized to 85% passing <100 µm.  Samples are analyzed for gold using standard fire assay technique with a 50 gram charge and an Atomic Absorption (AA) finish. IAMGOLD inserts blanks and certified reference standard in the sample sequence for quality control.  Samples representative of the various lithologies are collected from each drill hole and measured for bulk density at the site RGM laboratory.

**Forward Looking Statement**

*This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "estimate", "believe", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.*

**About IAMGOLD**

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

**For further information please contact:**

**Ken Chernin,** VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (416) 388-6883

**Laura Young**, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

**Shae Frosst,** Investor Relations Associate, IAMGOLD Corporation
Tel: (416) 933-4738  Mobile: (647) 967-9942

Toll-free: 1-888-464-9999  info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/accueil/default.aspx.

Table 1: Diamond Drill Hole Assay Results

| HOLE-ID | Local UTM grid | | | End of hole (m) | Azimuth (°) | Dip (°) | From (m) | To (m) | interval (m) | True Width (m)[3] | Au (g/t) | Au (g/t) (capped at 30 g/t Au)[2] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Easting | Northing | Elevation | | | | | | | | | |
| SMDD17-143 | 32196 | 64216 | 750 | 161 | 215 | -47 | 0 | 12 | 12 | 6 | 0.77 | 0.77 |
| | | | | | | | 67.5 | 73.5 | 6 | 3 | 0.7 | 0.7 |
| | | | | | | | 79 | 87 | 8 | 4 | 4.29 | 4.29 |
| | | | | | | | 140 | 150 | 10 | 5 | 5.46 | 5.46 |
| SMDD17-147 | 31928 | 64618 | 691 | 309 | 215 | -50 | 0 | 6 | 6 | 2 | 0.43 | 0.43 |
| SMDD17-148 | 32604 | 63582 | 897 | 204 | 215 | -50 | 1.5 | 9.7 | 8.2 | 3 | 0.84 | 0.84 |
| | | | | | | | 153 | 161.5 | 8.5 | 4 | 1.49 | 1.49 |
| SMDD17-149 | 32785 | 63318 | 907 | 156.5 | 215 | -50 | 0 | 13.2 | 13.2 | 5 | 0.75 | 0.75 |
| | | | | | | | 60 | 69 | 9 | 4 | 2.41 | 2.41 |
| | | | | | | | 75 | 82.5 | 7.5 | 3 | 0.68 | 0.68 |
| | | | | | | | 103.5 | 112 | 8.5 | 4 | 1.69 | 1.69 |
| | | | | | | | 127 | 133 | 6 | 3 | 9.63 | 9.63 |
| | | | | | | | 151.5 | 156.5 | 5 | 2 | 3.5 | 3.5 |
| SMDD17-150 | 31825 | 64643 | 686 | 183 | 215 | -50 | No significant results | | | | | |
| SMDD17-151 | 32532 | 63568 | 888 | 126 | 215 | -50 | 11 | 27.85 | 16.85 | 7 | 3.35 | 3.35 |
| SMDD17-152 | 32641 | 63463 | 897 | 105 | 215 | -50 | 0 | 9 | 9 | 4 | 2.27 | 2.27 |
| SMDD17-153 | 31945 | 64382 | 745 | 127.5 | 215 | -50 | 45 | 58.5 | 13.5 | 6 | 3.06 | 3.06 |
| | | | | | | | 71 | 76.5 | 5.5 | 2 | 2.78 | 2.78 |
| SMDD17-154 | 32204 | 63884 | 867 | 315 | 35 | -50 | 91 | 97.5 | 6.5 | 4 | 10.45 | 10.45 |
| | | | | | | | 184.5 | 196.5 | 12 | 8 | 0.48 | 0.48 |
| | | | | | | | 238.5 | 244.5 | 6 | 4 | 2.93 | 2.93 |
| SMDD17-155 | 32751 | 63272 | 914 | 120.5 | 215 | -50 | No significant results | | | | | |
| SMDD17-156 | 31905 | 64157 | 781 | 336 | 35 | -50 | 175 | 185.3 | 10.3 | 7 | 3.45 | 3.45 |
| | | | | | | | 191.5 | 201.8 | 10.3 | 7 | 7.99 | 7.99 |
| | | | | | | | 230 | 259.5 | 29.5 | 21 | 1.02 | 1.02 |
| SMDD17-157 | 32680 | 63515 | 888 | 211.5 | 215 | -50 | 0 | 5 | 5 | 2 | 0.94 | 0.94 |
| SMDD17-158 | 32318 | 63869 | 864 | 94.5 | 215 | -50 | No significant results | | | | | |
| SMDD17-159 | 32564 | 63613 | 894 | 180 | 215 | -50 | 0 | 10 | 10 | 4 | 7.62 | 7.62 |
| | | | | | | | 57 | 74.2 | 17.2 | 7 | 1.31 | 1.31 |
| SMDD17-160 | 32283 | 63910 | 860 | 105 | 215 | -50 | No significant results | | | | | |
| SMDD17-161 | 32174 | 64013 | 836 | 64 | 215 | -50 | No significant results | | | | | |
| SMDD17-162 | 32379 | 63870 | 851 | 192 | 215 | -50 | No significant results | | | | | |
| SMDD17-163 | 32142 | 64055 | 833 | 70.5 | 215 | -50 | No significant results | | | | | |
| SMDD17-164 | 32096 | 64077 | 828 | 40.5 | 215 | -50 | No significant results | | | | | |
| SMDD17-165 | 32469 | 63563 | 868 | 133.5 | 35 | -50 | No significant results | | | | | |
| SMDD17-166 | 32189 | 63949 | 845 | 203 | 35 | -50 | 166.5 | 201 | 34.5 | 25 | 2.23 | 2.23 |

| HOLE-ID | Local UTM grid | | | End of hole (m) | Azimuth (°) | Dip (°) | From (m) | To (m) | interval (m) | True Width (m)[3] | Au (g/t) | Au (g/t) (capped at 30 g/t Au)[2] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Easting | Northing | Elevation | | | | | | | | | |
| SMDD17-167 | 32700 | 63112 | 911 | 250 | 35 | -50 | 142.5 | 154 | 11.5 | 8 | 2.16 | 2.16 |
| | | | | | | | 180.5 | 223 | 42.5 | 30 | 1.03 | 1.03 |
| SMDD17-168 | 32304 | 63937 | 847 | 142.5 | 215 | -50 | 9 | 19.5 | 10.5 | 4 | 2.88 | 2.88 |
| | | | | | | | 75 | 116 | 41 | 17 | 5.56 | 4.06 |
| SMDD17-169 | 32840 | 63138 | 901 | 175.5 | 35 | -50 | 40.5 | 54 | 13.5 | 9 | 1.67 | 1.67 |
| SMDD17-170 | 32030 | 64156 | 801 | 93 | 215 | -50 | 52 | 57 | 5 | 2 | 0.3 | 0.3 |
| SMDD17-171 | 32072 | 64129 | 804 | 76.5 | 215 | -50 | 2 | 15 | 13 | 6 | 3.33 | 3.33 |
| | | | | | | | 49.5 | 58.5 | 9 | 4 | 3.21 | 3.21 |
| SMDD17-172 | 32802 | 62902 | 877 | 246 | 35 | -50 | No significant results | | | | | |
| SMDD17-173 | 32799 | 63166 | 914 | 97.9 | 215 | -50 | No significant results | | | | | |
| SMDD17-174 | 32265 | 63967 | 832 | 100 | 215 | -50 | 2.5 | 7.5 | 5 | 2 | 0.59 | 0.59 |
| SMDD17-175 | 32800 | 62993 | 856 | 124 | 35 | -50 | No significant results | | | | | |
| SMDD17-176 | 32266 | 63967 | 832 | 107 | 215 | -50 | 79.5 | 87 | 7.5 | 3 | 2.41 | 2.41 |
| SMDD17-177 | 32760 | 62948 | 871 | 273 | 35 | -50 | No significant results | | | | | |
| SMDD17-178 | 32843 | 62968 | 846 | 150 | 35 | -50 | No significant results | | | | | |
| SMDD17-179 | 32469 | 63821 | 864 | 157 | 215 | -50 | No significant results | | | | | |
| SMDD17-180 | 32867 | 63003 | 847 | 93 | 35 | -50 | No significant results | | | | | |

Notes:
1. Drill hole intercepts are calculated using a  0.50 g/t Au assay cut-off and 5m minimum length
2. During compositing, assays greater than 30 g/t Au are capped at 30 g/t Au
3. True widths are estimated from intersected geometries



Figure 1: Saramacca drill hole plan map and highlighted recent 2017 assay results.